Filed pursuant to Rule 424(b)(3)
File No. 333-248710

PIMCO Income Opportunity Fund

(the “Fund”)

Supplement dated May 21, 2021 to the Fund’s Prospectus, Statement of Additional

Information and Prospectus Supplement, each dated February 12, 2021

(respectively, the “Prospectus,” the “SAI” and the “Prospectus Supplement”)

The Board of Trustees (the “Board”) of the Fund has approved the reorganization of the Fund with and into PIMCO Dynamic Income Fund (“PDI”), subject to certain shareholder approvals and other conditions described below, including approval by shareholders of the Fund. Pacific Investment Management Company LLC (“PIMCO”), the investment manager of the Fund, and the Board believe that the proposed reorganization is in the best interests of the Fund and its shareholders.

Shareholder Approvals and Other Conditions. The reorganization is subject to a number of conditions, including (i) approval by shareholders of the Fund; (ii) approval by shareholders of PDI of the issuance of additional common shares of beneficial interest of PDI (the “Merger Shares”) to be distributed to Fund shareholders in connection with the reorganization; and (iii) the consummation of the reorganization of PIMCO Dynamic Credit and Mortgage Income Fund (“PCI”) with and into PDI, which is subject to PDI shareholder approval to issue the Merger Shares and the satisfaction of applicable regulatory requirements and customary closing conditions.

Shareholders of the Fund and PDI will be asked to vote on the applicable proposals at a Special Meeting of Shareholders (the “Shareholder Meeting”) expected to take place on or about July 28, 2021 at a time and location to be specified in a proxy statement/prospectus that is expected to be mailed to the Fund’s common shareholders of record as of June 10, 2021 (the “proxy statement/prospectus”). The proxy statement/prospectus will contain additional information about the Shareholder Meeting and the reorganizations. The Board has recommended that shareholders of the Fund vote to approve the reorganization.

Additional Information about the Reorganization. It is currently expected that the reorganization will be completed approximately two to three months after (and in any event not earlier than two months after) the Shareholder Meeting (including any adjournments or postponements thereto), subject to PIMCO’s market outlook and operational considerations, the shareholder approvals and other conditions described above and the satisfaction of applicable regulatory requirements and customary closing conditions. Upon consummation of the reorganization, shareholders of the Fund would receive Merger Shares (and cash in lieu of fractional Merger Shares, if any) with a net asset value equal to the net asset value of their shares of the Fund at the time of the reorganization. The reorganization is expected to be a tax-free event for federal income tax purposes, although any cash received by Fund shareholders in lieu of fractional Merger Shares may give rise to taxable capital gains for the shareholder.

The Fund and PDI have substantially similar investment objectives – to seek primarily current income and also capital appreciation. The Fund and PDI also pursue substantially similar investment strategies, utilizing a dynamic asset allocation strategy that focuses on duration management, credit quality analysis, risk management techniques and broad diversification among issuers, industries and sectors. Following the reorganization, Fund shareholders would become shareholders of PDI, and PDI would continue to be managed in accordance with PDI’s existing investment objectives and strategies. A fuller description and comparison of the investment policies, strategies and restrictions of PDI and the Fund, as well as a description of the terms of the reorganization, will be contained in the proxy statement/prospectus.

The Board of Trustees of PDI has approved a conditional 0.05% (five basis points) reduction in the annual management fee rate paid by PDI to PIMCO, PDI’s investment manager, from 1.15% to 1.10% of PDI’s average daily total managed assets effective as of the date of the closing of the reorganization of PCI into PDI. The fee reduction is contingent on the consummation of the reorganization of PCI into PDI. As a result, if the Fund is reorganized into PDI, the combined fund would pay a management fee at the annual management fee rate of 1.10% of the total managed assets of the combined fund. The Fund currently pays a management fee to PIMCO at an annual rate of 1.055% of the total managed assets of the Fund.

PIMCO has agreed to a 75% management fee waiver for the Fund that would be in effect for two months starting on the first date that both the reorganization and the issuance of the Merger Shares have been approved by shareholders of the Fund and PDI, respectively.

If Fund shareholders approve the reorganization, and PDI shareholders approve the issuance of the Merger Shares, the Fund may make dispositions of certain portfolio holdings before the reorganization. These sales, which would not commence until the requisite shareholder approvals have been obtained at the Shareholder Meeting, would result in brokerage commissions and other transaction costs, and could result in the realization of capital gains that would be distributed to Fund shareholders as taxable distributions.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Fund or PDI, nor is it a solicitation of any proxy. For more information regarding the Fund and PDI, or to receive a free copy of the proxy statement/prospectus relating to the proposed reorganization (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the reorganization has been filed with the Securities and Exchange Commission and becomes effective, please call 1-800-814-0439. The proxy statement/prospectus relating to the proposed reorganization will also be available for free on the Securities and Exchange Commission’s web site (http://www.sec.gov). Please read the proxy statement/prospectus relating to the proposed reorganization carefully before making any investment decisions.

Investors Should Retain This Supplement for Future Reference

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